UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Material Sciences Corporation

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

576674105
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 576674105	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [√] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 700,048
EACH REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 576674105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [√] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 760,027
EACH REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 760,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

 SCHEDULE 13D

CUSIP No. 576674105	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [√] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 760,027
EACH REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 760,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 576674105	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission dated June 18, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.02 per share (the “Common Stock”) of Material Sciences Corporation, a Delaware Corporation (the “Corporation” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 760,027 shares of Common Stock beneficially owned by the Reporting Persons is approximately $6,227,488 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 5.           Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

a)           As of the date of this filing, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons collectively is 760,027 shares (the “Shares”), or approximately 7.3% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended May 31, 2012, which reported that 10,374,188 shares of Common Stock were outstanding as of July 3, 2012).

SCHEDULE 13D

CUSIP No. 576674105	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2012
PRIVET FUND LP

By: Privet Fund Management, LLC,
       Managing Partner

              By: /s/ Ryan  Levenson
              Name: Ryan Levenson
              Its: Sole Manager

PRIVET FUND MANAGEMENT, LLC

             By: /s/ Ryan Levenson
      Name:  Ryan Levenson
             Its: Sole Manager

 /s/ Ryan Levenson
  Ryan Levenson

SCHEDULE 13D

CUSIP No. 576674105	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.      Privet Fund LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
8/15/2012	Purchase	5,000	$8.5017
8/21/2012	Purchase	5,000	$8.7814
9/7/2012	Purchase	5,400	$9.0000
9/10/2012	Purchase	10,177	$9.0000
9/11/2012	Purchase	8,176	$9.0052
9/12/2012	Purchase	4,102	$9.0186
9/14/2012	Purchase	2,335	$9.0261
9/18/2012	Purchase	33,200	$9.0000
9/19/2012	Purchase	8,362	$9.1109
9/20/2012	Purchase	11,448	$9.0394
9/24/2012	Purchase	20,000	$9.0934

1 Not including any brokerage fees.